EXHIBIT 99.1

Equinor ASA: Information relating to dividend for third quarter 2020

Key information relating to the cash dividend to be paid by Equinor (OSE: EQNR, NYSE: EQNR) for third quarter 2020.

Dividend amount: 0.11

Declared currency: USD

Last day including rights: 10 February 2021

Ex-date: 11 February 2021

Record date: 12 February 2021

Payment date: 26 February 2021

Other information: Dividend per share in NOK will be communicated 18 February 2021

This information is published in accordance with the requirements of the Continuing Obligations.

This information is subject to the disclosure requirements pursuant to Section 5-12 in the Norwegian Securities Trading Act